MGP Ingredients, Inc. Cray Business Plaza 100 Commercial St., P.O. Box 130 Atchison, Kansas 66002-0130 800.255.0302 www.mgpingredients.com

November 13, 2017

VIA EDGAR

Mr. John Reynolds
Assistant Director, Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: MGP Ingredients, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 8, 2017
File No. 000-17196

Dear Mr. Reynolds:

MGP Ingredients, Inc. (“MGP” or the “Company”) is in receipt of your comment letter dated October 30, 2017 with respect to the above-referenced report.

We note that the letter requests a response within 10 business days, or by November 13, 2017. We spoke with Ms. Brigitte Lippmann on November 6, 2017 discussing the need for an extension. Ms. Lippmann requested that we submit this letter. MGP intends to respond to your comment letter on or before November 28, 2017, and respectfully requests an extension until that date in which to respond to your comments.

Very truly yours,

/s/ Thomas J. Lynn

General Counsel and Corporate Secretary

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